UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cantaloupe, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

138103106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 138103106	13G	Page 2 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	5,008,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	5,008,000
9.	aggregate amount beneficially owned by each reporting person	5,008,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	7.05%
12.	type of reporting person (See Instructions)	PN, IA

CUSIP No. 138103106	13G	Page 3 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	5,008,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	5,008,000
9.	aggregate amount beneficially owned by each reporting person	5,008,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	7.05%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 138103106	13G	Page 4 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners I GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	5,008,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	5,008,000
9.	aggregate amount beneficially owned by each reporting person	5,008,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	7.05%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 138103106	13G	Page 5 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Philip J. Hempleman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	5,008,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	5,008,000
9.	aggregate amount beneficially owned by each reporting person	5,008,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	7.05%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 138103106	13G	Page 6 of 11 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Advanced Healthcare Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	4,197,200
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	4,197,200
9.	aggregate amount beneficially owned by each reporting person	4,197,200
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.90%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 138103106	13G	Page 7 of 11 Pages

Item 1.
(a) Name of Issuer:	Cantaloupe, Inc.
(b) Address of Issuer’s Principal Executive Offices:	100 Deerfield Lane, Suite 300, Malvern, PA 19355

Item 2.
(a) Name of Person Filing:	This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of Cantaloupe, Inc. (the “Issuer”) which are beneficially owned by Ardsley Advisory Partners LP (the “Advisor”), Ardsley Advisory Partners GP LLC (the “Advisor General Partner”), Ardsley Partners I GP LLC (the “General Partner”), Phillip J. Hempleman (“Hempleman”), and Ardsley Partners Advanced Healthcare Fund, L.P. (the “Advanced Healthcare Fund”, and together with the Advisor, the Advisor General Partner, the General Partner, and Hempleman, collectively, the “Reporting Persons”). See Item 4 below.
(b) Address of Principal Business Office or, if none, Residence:	262 Harbor Drive Stamford, CT 06902
(c) Citizenship:	Each of the Advisor and the Advanced Healthcare Fund is a Delaware limited partnership. Each of the Advisor General Partner and the General Partner is a Delaware limited liability company. Hempleman is a United States Citizen.
(d) Title of Class of Securities:	Common Stock
(e) CUSIP Number:	138103106

Item 3.              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 138103106	13G	Page 8 of 11 Pages

Item 4.              Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 71,084,832 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s 10-Q filed with the SEC on February 4, 2022.

Item 5.              Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.              Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.              Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.              Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.              Notice of Dissolution of Group.

Not applicable.

CUSIP No. 138103106	13G	Page 9 of 11 Pages

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Ardsley Advisory Partners LP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Ardsley Advisory Partners GP LLC:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

(c)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Ardsley Partners I GP LLC:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

(d)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c) with respect to Philip J Hempleman :

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

(e)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c) with respect to Ardsley Partners Advanced Healthcare Fund, L.P.:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

CUSIP No. 138103106	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2022
Date

ARDSLEY ADVISORY PARTNERS LP
By: Ardsley Advisory Partners GP LLC, its general partner

/s/ Steve Napoli
Signature

Steve Napoli/ Member
Name/Title

February 8, 2022
Date

ARDSLEY ADVISORY PARTNERS GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/ Member
Name/Title

February 8, 2022
Date

ARDSLEY PARTNERS I GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/ Member
Name/Title

CUSIP No. 138103106	13G	Page 11 of 11 Pages

February 8, 2022
Date

PHILIP J. HEMPLEMAN

/s/ Steve Napoli*
Signature

Steve Napoli/Attorney-in Fact for Philip J. Hempleman
Name/Title

February 8, 2022
Date

ARDSLEY PARTNERS ADVANCED HEALTHCARE FUND, L.P.
By: Ardsley Partners I GP LLC, its general partner

/s/ Steve Napoli
Signature

Steve Napoli/ Member
Name/Title

* Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)